Exhibit 99.1

Ganji Founder to Serve as Chairman and CEO of Guazi Used Car Business and

Stepdown as 58.com Co-CEO

BEIJING, China, November 25th, 2015/PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com”), China’s largest online marketplace serving local merchants and consumers, today announced its plan to spin off (the "Spin-off") one of its subsidiaries, Guazi.com Inc. (“Guazi”), which operates 58.com's consumer-to-consumer (C2C) used car trading platform, to enable potential faster growth of the platform.

Following an independent third-party valuation assessment, 58.com has entered into a definitive agreement to divest a controlling ownership stake in Guazi to Mr. Mark Haoyong Yang, co-Chairman and co-CEO of 58.com, in exchange for a cash injection from Mr. Yang into Guazi. Following the injection, 58.com will retain an estimated 46% stake in Guazi. Mr. Yang, the founder, former Chairman and CEO of Ganji.com, will serve as Chairman and CEO of Guazi and has resigned from his position as the Co-CEO of 58.com, effective immediately, but will remain the co-Chairman of 58.com’s board of directors. The Spin-off is expected to be completed in the near future.

Founded in 2014, Guazi is a rapidly growing C2C used car trading platform which directly links individual car sellers and buyers. Fragmentation and lack of credibility are key weaknesses in today’s used car market in China. To build credibility and increase buyer confidence, Guazi lists used cars that have been certified by its highly experienced technicians and certification professionals. Guazi also provides a full suite of value-added after-sales services, including vehicle financing and auto insurance. Guazi’s services covered 40 cities in China as of September 2015. Guazi believes that it offers higher quality used car inventory and better service compared with rival platforms.

The Spin-off is expected to allow greater management focus and funding flexibility for a business that is ideally positioned to take advantage of the significant growth opportunities present in the transforming and growing used car market in China.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com